# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KNOT Offshore Partners LP, CIK 0001564180
CUSIP: Y48125101
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 2 Queen's Cross, Aberdeen, United Kingdom (X0), AB15 4YB
Date of event which requires filing of this statement: 11/28/2025
Filed by CIK 0002040734
Persons authorized to receive notices and communications: Martin Beck, Astaris Capital Management LLP, 3 Tilney Street, London, United Kingdom (X0), W1K 1BQ, 44-20-7590-5401

## Reporting persons
- Astaris Capital Management LLP (CIK 0002040734): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,332,676; sole dispositive power 0; shared dispositive power 2,332,676; aggregate amount beneficially owned 2,332,676 (6.9% of the class)
- Astaris Capital Management (UK) Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,332,676; sole dispositive power 0; shared dispositive power 2,332,676; aggregate amount beneficially owned 2,332,676 (6.9% of the class)
- Astaris Capital Management (Cayman) Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,332,676; sole dispositive power 0; shared dispositive power 2,332,676; aggregate amount beneficially owned 2,332,676 (6.9% of the class)
- Martin Beck: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,332,676; sole dispositive power 0; shared dispositive power 2,332,676; aggregate amount beneficially owned 2,332,676 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: KNOT Offshore Partners LP
Address of issuer's principal executive offices: 2 Queen's Cross, Aberdeen, United Kingdom (X0), AB15 4YB
Comment: The name of the issuer is KNOT Offshore Partners LP, a Marshall Islands limited partnership (the "Issuer"). The address of the Issuer's principal executive offices is 2 Queens Cross, Aberdeen, AB15 4YB, United Kingdom. This Schedule 13D Amendment No. 2 relates to the Issuer's Common Units Representing Limited Partner Interests (the "Common Units").

## Item 2. Identity and Background
Name of person filing: (a), (f) This Schedule 13D is being filed by Astaris Capital Management LLP, a United Kingdom limited liability partnership, Astaris Capital Management (UK) Limited, a United Kingdom private limited company, Astaris Capital Management (Cayman) Limited, a Cayman Islands exempted company and Martin Beck, a citizen of the United Kingdom (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address:
The principal business address for each of Astaris Capital Management LLP, Astaris Capital Management (UK) Limited and Martin Beck is 3 Tilney Street, London W1K 1BQ, United Kingdom.

The principal business address for Astaris Capital Management (Cayman) Limited is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
Present principal occupation or employment: The principal business of Astaris Capital Management LLP is serving as an investment adviser to its clients. Astaris Capital Management (UK) Limited, Astaris Capital Management (Cayman) Limited and Martin Beck may be considered control persons of Astaris Capital Management LLP.
Criminal convictions in the last five years: (d), (e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used for the acquisition of the Common Units beneficially owned by the Reporting Persons came from the working capital of private funds and managed account clients advised by Astaris Capital Management LLP. No borrowed funds were used to purchase the Common Units of the Issuer other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Common Units, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. The Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional Common Units or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Units or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Units or other securities of the Issuer (or any combination or derivative thereof). In addition, on October 31, 2025, Knutsen NYK Offshore Tankers AS, a Norway limited company ("KNOT"), delivered a non-binding offer (the "Offer Letter") to the board of directors of the Issuer (the "Board"), to acquire all of the issued and outstanding Common Units that are not already beneficially owned by KNOT in exchange for cash. The Reporting Persons have discussed and/or may discuss from time to time, with management, the Board and any of its committees, other shareholders of the Issuer and/or other third parties about the Offer Letter or any subsequent proposed or negotiated transaction, and the proposed terms contained therein, and the Issuer's business, operations, strategy (including with respect to capital allocation policies and procedures), plans and prospects and governance matters generally and in relation to the Reporting Persons' investment in the Issuer and requesting information from the Issuer related thereto.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,332,676 Common Units, constituting 6.9% of the Common Units of the Issuer, based on 33,818,707 Common Units outstanding as of November 6, 2025, as reported in the Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 0 Common Units.

Each of the Reporting Persons has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 2,332,676 Common Units.
Transactions in the class effected during the past sixty days: There have been no transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: All of the securities reported in this Schedule 13D Amendment No. 2 are directly owned by advisory clients of Astaris Capital Management LLP. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement

## Signatures
- Astaris Capital Management LLP: /s/ Martin Beck, Martin Beck, Partner & Designated Member (12/04/2025)
- Astaris Capital Management (UK) Limited: /s/ Martin Beck, Martin Beck, Director (12/04/2025)
- Astaris Capital Management (Cayman) Limited: /s/ Martin Beck, Martin Beck, Director (12/04/2025)
- Martin Beck: /s/ Martin Beck, Martin Beck (12/04/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.